Exhibit 99.2

CUSIP: # 49803V107 (US ISIN: US49803V1070)

KITOV PHARMACEUTICALS HOLDINGS LIMITED

Special General Shareholders’ Meeting

Instructions to The Bank of New York Mellon, as Depositary

(Instructions must be received prior to 12:00 p.m. EST on December 23, 2015)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Kitov Pharmaceuticals Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on December 17, 2015 at the Special General Meeting of the Shareholders of Kitov Pharmaceuticals Holdings Ltd. to be held on December 28, 2015 or any postponement or adjournment thereof in respect of the resolutions specified, below.

NOTE:

1.	Please direct the Depositary how it is to vote by placing an “X” in the appropriate box below each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

FOR ADDITIONAL INFORMATION ON THE MATTERS ON THE AGENDA PLEASE GO TO WWW.SEC.GOV IN ORDER SEE THE NOTICE OF MEETING AND PROXY STATEMENT AS FILED BY THE COMPANY WITH THE SEC ON DECEMBER 7, 2015

TO:	The Bank of New York Mellon, Proxy Department
Email:	adr_proxy@bnymellon.com
Tel. Number:	(212) 815-4191 (Jenell Wilkie)

RE:	Kitov Pharmaceuticals Holdings Ltd.

Special General Meeting to be held on December 28, 2015

FROM:                    _________________________________________________________________

                                                                           Company Name

DTC PARTICIPANT NUMBER:        ______________________________________________________

                                                                                                                Mandatory

SIGNATURE:                             _____________________________________________________________

                                                                         Authorized Signatory Name, Signature/Medallion

CONTACT INFO: ___________________________________________________________________

                                                                             Telephone/Fax Number, E-mail Address

TOTAL NUMBER LEVEL III ADSs (CUSIP # 49803V107)

HELD AS OF DECEMBER 17, 2015:                  _____________________________________________

NUMBER Level III ADSs BEING VOTED:                 ________________________________________

DATE: ________________________, 2015

Instructions must be received prior to 12:00 p.m. EST on December 23, 2015 to be valid

Special General Meeting Resolutions:

ITEM # 1:

To approve the Company to change from reporting in accordance with Chapter F of the Israeli Securities Law, 5728-1968 (the “Law”) and start reporting in accordance with Chapter E3 of the Law and the regulations promulgated thereunder, namely, in accordance with the U.S. securities regulation, all in accordance with and subject to the provisions of Section 35XXXII of the Law.

□ FOR               □ AGAINST                □ ABSTAIN

1a. Are you a controlling shareholder of the Company?

□ YES                  □ NO

End of Resolutions.

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